Free Writing Prospectus to Preliminary Pricing Supplement No. 1,860

Registration Statement Nos. 333-275587; 333-275587-01

Dated April 15, 2024; Filed pursuant to Rule 433

Morgan Stanley

1.5-Year SPX Buffered Participation Securities

This document provides a summary of the terms of the Buffered Securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, index supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Summary Terms
Issuer:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Maturity date:	November 5, 2025
Underlying index:	S&P 500® Index (“SPX”)
Payment at maturity per Buffered Security[1]:

If the final index value is greater than the initial index value:

$1,000 + upside payment

In no event will the payment at maturity exceed the maximum payment at maturity.

If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 15%:

$1,000

If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 15%:

($1,000 x the index performance factor) + $150

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000. However, under no circumstances will the Buffered Securities pay less than $150 per Buffered Security at maturity.

Upside payment:	$1,000 × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Valuation date:	October 31, 2025, subject to postponement for non-index business days and certain market disruption events
Buffer amount:

15%. As a result of the buffer amount of 15%, the value at or above which the underlying index must close on the valuation date so that investors do not suffer a loss on their initial investment in the Buffered Securities is 85% of the initial index value.

Minimum payment at maturity:	$150 per Buffered Security (15% of the stated principal amount)
Index performance factor:	Final index value divided by the initial index value
Maximum payment at maturity:	$1,150 per Buffered Security (115.00% of the stated principal amount)
Stated principal amount:	$1,000 per Buffered Security
Issue price:	$1,000 per Buffered Security
Pricing date:	April 30, 2024
Original issue date:	May 3, 2024 (3 business days after the pricing date)
CUSIP/ISIN:	61776LWB9 / US61776LWB97
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988224011652/ms1860_424b2-07072.htm
[1]All payments are subject to our credit risk

Hypothetical Payout at Maturity[1]
Change in Underlying	Return on Buffered Securities
+50%	15%
+40%	15%
+30%	15%
+20%	15%
+15%	15%
+10%	10%
+5%	5%
0%	0%
-10%	0%
-15%	0%
-20%	-5%
-30%	-15%
-40%	-25%
-50%	-35%
-60%	-45%
-80%	-65%
-100%	-85%

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Index

For more information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Buffered Securities

●The Buffered Securities do not pay interest and provide a minimum payment at maturity of only 15% of your principal.

●The appreciation potential of the Buffered Securities is limited by the maximum payment at maturity.

●The market price of the Buffered Securities will be influenced by many unpredictable factors.

●The Buffered Securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Buffered Securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●The estimated value of the Buffered Securities is $968.90 per Buffered Securities, or within $35.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The amount payable on the Buffered Securities is not linked to the value of the underlying index at any time other than the valuation date.

●Investing in the Buffered Securities is not equivalent to investing in the underlying index.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Buffered Securities in the original issue price reduce the economic terms of the Buffered Securities, cause the estimated value of the Buffered Securities to be less than the original issue price and will adversely affect secondary market prices.

●The Buffered Securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Buffered Securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the Buffered Securities.

●The U.S. federal income tax consequences of an investment in the Buffered Securities are uncertain.

Risks Relating to the Underlying Index

●Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Buffered Securities.

●Adjustments to the underlying index could adversely affect the value of the Buffered Securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Buffered Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Buffered Securities, and you should consult your tax adviser.